Exhibit 5.1

EXECUTED VERSION

Mayer Brown LLP
71 South Wacker Drive
November 17, 2016	Chicago, Illinois 60606-4637

AbbVie Inc.	Main Tel (312) 782-0600
1 North Waukegan Road	Main Fax (312) 701-7711
North Chicago, Illinois 60064	www.mayerbrown.com

Re:                             AbbVie Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as special counsel to AbbVie Inc., a Delaware corporation (the “Company”), in connection with the filing of a registration statement on Form S-3 (Registration No. 333-203677), including the prospectus constituting a part thereof, dated April 27, 2015, and the final supplement to the prospectus, dated November 14, 2016 (collectively, the “Prospectus”), filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the issuance and sale by the Company of €1,400,000,000 aggregate principal amount of 0.375% senior notes due 2019 (the “2019 Notes”), €1,450,000,000 aggregate principal amount of 1.375% senior notes due 2024 (the “2024 Notes”) and €750,000,000 aggregate principal amount of 2.125% senior notes due 2028 (the “2028 Notes” and, together with the 2019 Notes and the 2024 Notes, the “Notes”).  The Notes are to be issued under the Company’s indenture, dated November 8, 2012, between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by Supplemental Indenture No. 4, dated November 17, 2016 among the Company, the Trustee, Elavon Financial Services DAC, as transfer agent and registrar, and Elavon Financial Services DAC, UK Branch, as paying agent (as so supplemented, the “Indenture”).

In rendering the opinions expressed herein, we have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of the Company as we have deemed necessary or appropriate.  We have also assumed without verification that the Indenture has been duly authorized, executed and delivered by the Trustee.

We have assumed the authenticity, accuracy and completeness of all documents, records and certificates submitted to us as originals, the conformity to the originals of all documents, records and certificates submitted to us as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to us as copies.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

We have also assumed the legal capacity and genuineness of the signatures of persons signing all documents in connection with which the opinions expressed herein are rendered.

Based upon the foregoing, we are of the opinion that upon the due execution, authentication, issuance and delivery of the Notes, the Notes, when sold in exchange for the consideration set forth in the Prospectus, will be duly authorized and will be binding obligations of the Company, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding at law or equity), and entitled to the benefits of the Indenture.

We hereby consent to the use of our name under the heading “Legal Matters” in the Prospectus and to the use of this opinion for filing with the Company’s Current Report on Form 8-K as Exhibit 5.1 thereto.

Sincerely,

/s/ Mayer Brown LLP

MAYER BROWN LLP